May 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Amy Geddes

Re: Comment Letter dated May 6, 2024 regarding Montrose Environmental Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 29, 2024

File No. 001-39394

Dear Ms. Geddes:

Montrose Environmental Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended December 31, 2023, File No. 001-39394, filed with the Securities and Exchange Commission on February 29, 2024 (the “Form 10-K”). We have endeavored to respond fully to your questions. For your convenience, this letter is formatted to reproduce your numbered comment in bold italicized text.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

15. Commitments and Contingencies, page 95

1.
We note from disclosure elsewhere in your filing that an emergency response team of five was killed when their aircraft crashed in February, 2023, and that you purchased a replacement aircraft for approximately $12 million. We note the legal contingency disclosure here does not indicate any ongoing litigation relating to or discussion of any insurance recovery for loss of the aircraft or deaths of these five employees. Please tell us in your response if you received any insurance proceeds related to this incident and whether you have settled or expect to make a settlement with regard to the deaths of these employees.

Response:

As of the filing date of the Form 10-K and as of the date of this response, other than claims made against our workers compensation insurance, we have not received notice of any litigation claims related to the plane crash incident noted in Form 10-K. As such, other than workers compensation settlements made by our carriers, we have not settled, nor do we currently expect to settle, any claims related to the deaths of our employees. We did receive insurance proceeds for loss of the aircraft of $1.4 million which was recorded as a gain on disposal of asset and presented net within our selling, general and administrative expense line item. The gain, net of associated costs and insurance proceeds, was approximately $240,000. This amount was immaterial to the line item balance individually and the financial statements taken as a whole, and therefore was not disclosed separately.

* * *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (949) 656-8870.

Sincerely,

/s/ Nasym Afsari Nasym Afsari

General Counsel and Secretary

Cc: Vijay Manthripragada, President and Chief Executive Officer Allan Dicks, Chief Financial Officer